

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 20**
> **Filed December 18, 2020**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 20 to Form 1-A

Description of Action Bundle
Asset Description, page 94

1. We note your asset description of Action Bundle. Specifically, we note the language on diversifying to mitigate risk in investing in racehorses. Please revise to balance the disclosure in this section by including a cross reference to your risk factors. We also note the language that "owners [can] increase their chances of owning the next great champion." Please revise to reflect the concept of racing leases as opposed to ownership.

General

2. Please explain whether you believe that the Co-Ownership Agreements, Lease Agreements and other assets of any Series are "investment securities" as defined in

Section 3(a)(2) of the Investment Company Act. In your response, please provide your analysis for each different type of asset that may be held by a Series, including any relevant case law, no-action letters or other authorities.

3. Please explain whether you believe that any Series may be considered an "investment company" under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen